UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
washington, d.c. 20549

form 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-56021
CUSIP NUMBER: 00489Y402

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

Acreage Holdings, Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

366 Madison Avenue, 11th Floor

City, State and Zip Code:

New York, New York 10017

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check Box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

part iii – narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed).

Acreage Holdings, Inc. (the “Company”) was unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 2020 (the “Quarterly Report”) within the prescribed period because of technical connectivity difficulties connecting to the U.S. Securities and Exchange Commission’s EDGAR system. The Quarterly Report was completed, executed and ready to be filed with the Commission prior to the 5:30 p.m. Eastern time deadline for the acceptance of filings on June 29, 2020, the due date for the filing, and the Company attempted to commence transmission of the Quarterly Report on the EDGAR system prior to such deadlines. Despite the Company’s best efforts to submit the Quarterly Report with the Commission on a timely basis, the Company was unable to do so due to the connectivity issues with the EDGAR system.

The Company filed the Quarterly Report on June 29, 2020 after the 5:30 p.m. Eastern time deadline. The Company is submitting this Form 12b-25 to ensure that it remains timely in its periodic filings under the Securities Exchange Act of 1934, as amended.

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Safe Harbor Statement

This notice contains certain “forward-looking statements” relating to the Company. All statements, other than statements of historical fact included herein, are “forward-looking statements” including statements regarding the timing, duration and outcome of the Company’s work in connection with completing certain financial statements. These forward-looking statements are often identified by the use of forward-looking terminology such as “intends,” expects” or similar expressions and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. For additional information and risk factors that could affect the Company, see its filings with the SEC. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

part iv – other information

(1)	Name and telephone number of person to contact in regard to this notification:

James A. Doherty
(646) 600-9181

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Acreage Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2020	By:	/s/ Glen S. Leibowitz
Glen S. Leibowitz
Chief Financial Officer

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